UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aeon Global Health Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00774U 107

(CUSIP Number)

Gulzar Roy

2225 Centennial Drive

Gainesville, GA 30504

(888) 661-0225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSON: Gulzar Roy I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 482,419
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 482,419
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 482,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

* Percentage ownership set forth above is based on 7,343,723 shares of Common Stock of Aeon Global Health Corp. outstanding.

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Explanatory Note

Gulzar Roy (the “Reporting Person”) originally filed a Schedule 13D on July 25, 2017 (the “Original 13D”) regarding her holdings of securities of Aeon Global Health Corp., a corporation organized and existing under the laws of the State of Delaware (the “Issuer” or the “Company”). This Amendment No. 1 amends and supplements the Original 13D. Reporting Person is filing this Schedule 13D/A to correct inadvertent administrative errors in Item 2 of the Original 13D and reflect changes to her interest in the Issuer’s Common Stock resulting from certain transactions contemplated pursuant to a Settlement and Restructuring Agreement dated as of July 19, 2018 by and among, the Issuer, the Reporting Person and the other parties named therein. Unless specifically amended hereby, the disclosures set forth in the Original 13D shall remain unchanged.

Item 1. Security and Issuer.

This Schedule 13D/A relates to the Common Stock, par value $.001 per share (the “Common Stock”), of the Issuer. The address of the principal executive office of the Company is c/o Aeon Global Health Corp., 2225 Centennial Drive, Gainesville, Georgia 30504.

Item 2. Identity and Background.

(a, b, c and f) Gulzar Roy (“Roy” or the “Reporting Person”), a U.S. citizen. The Reporting Person’s principal occupation is home maker. The Reporting Person’s business address is 2133 Maple Springs Way, Lawrenceville, GA 30043.

Item 3. Source and Amount of Funds or Other Consideration.

The response to Item 3 of the Original 13D is incorporated herein by reference and the description of the transactions described therein, and the agreements entered into between the Issuer and the Reporting Person, are incorporated herein by reference to the disclosures set forth in the Original 13D and the exhibits filed with the Original 13D. Item 3 of the Original 13D is hereby supplemented to include the following information.

On July 19, 2018, the Issuer entered into a Settlement and Restructuring Agreement (the “Agreement”) with Peachstate Health Management, LLC (“Peachstate”), its wholly-owned subsidiary, and the former members of Peachstate party to such Agreement (the “Former Members”), including the Reporting Person. Pursuant to the Agreement, the parties agreed to, among other things, resolve certain disagreements among themselves relating to the interpretation of certain provisions of the Amended and Restated Agreement and Plan of Merger dated as of January 26, 2016, and as subsequently amended (the “Merger Agreement”) pursuant to which Peachstate became a wholly-owned subsidiary of the Company (the “Merger”).

Pursuant to the Agreement, the parties agreed to resolve certain disagreements arising out of the Merger Agreement. The Merger Agreement included, among other things, certain earnout consideration (the “Earnout”) and the assumption of certain liabilities. The Earnout required the achievement of certain EBITDA levels that were automatically adjusted upon the change of reimbursement rates adopted by the Centers for Medicare and Medicaid Services. Upon achievement of the EBITDA level for the three calendar years ending December 31, 2018 (“2018 Earnout”), the Former Members would receive additional shares of the Company’s Common Stock so that the total number of shares of the Company’s Common Stock issued to the Former Members pursuant to the Merger Agreement would equal 85% of the issued and outstanding shares of the Company’s Common Stock on a post-issuance and fully-diluted (as defined in the Merger Agreement) basis. In addition, the Merger Agreement provided that upon achievement of the EBITDA level for the four calendar years ending December 31, 2019 (“2019 Earnout”), the Former Members would receive additional shares of the Company’s Common Stock so that the total number of shares of the Company’s Common Stock issued to them pursuant to the Merger Agreement would equal 90% of the issued and outstanding shares of the Company’s Common Stock on a post-issuance and fully-diluted (as defined in the Merger Agreement) basis. The Former Members were also granted certain registration rights pursuant to the Merger Agreement (the “Registration Rights”), which remain outstanding.

Under the Agreement, the parties agreed that the 2018 Earnout, as adjusted according to the Merger Agreement, shall be $21,483,749 of EBITDA for the three calendar years ending December 31, 2018. If the 2018 Earnout target is achieved, then on October 1, 2019, subject to the completion of the audited financial statements of Peachstate for the calendar year ending December 31, 2018, the Issuer shall issue the Former Members a fixed amount of 3,000,000 shares of its Common Stock; provided, however, that if Peachstate does not achieve the 2018 Earnout target, but achieves EBITDA for the three calendar years ending December 31, 2018 of at least 75% of the 2018 Earnout target, then on October 1, 2019, subject to the completion of the audited financial statements of Peachstate for the calendar year ending December 31, 2018, the Issuer shall issue the Former Members a fixed amount of 2,250,000 shares of its Common Stock.

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Further, the parties agreed that the 2019 Earnout, as adjusted according to the Merger Agreement, shall be $32,600,530 of EBITDA for the four calendar years ending December 31, 2019. If the 2019 Earnout target is achieved, then within three business days following the completion of the audited financial statements of Peachstate for the calendar year ending December 31, 2019, the Issuer shall issue the Former Members a fixed amount of 4,000,000 shares of its Common Stock. If Peachstate fails to achieve the 2019 Earnout target, but achieves EBITDA for the four calendar years ending December 31, 2019 of at least 75% of the 2019 Earnout target, then within three business days following the completion of the audited financial statements of Peachstate for the calendar year ending December 31, 2019, the Issuer shall issue the Former Members a fixed amount of 3,000,000 shares of its Common Stock.

The parties also agreed that if the 2019 Earnout target is achieved the Former Members would be entitled to an “earnout credit” equal to the amount by which such target is exceeded. If Peachstate did not achieve the 2018 Earnout target (or the adjusted 2018 Earnout target), the earnout credit would be applied to Peachstate’s EBITDA for the 2018 Earnout and then the determination of whether the 2018 Earnout was achieved (at either the full or the 75% level) will be recomputed. If the addition of the earnout credit results in Peachstate’s achieving the 2018 Earnout (at either level) then a number of additional shares of Common Stock shall be issued to the Former Members in accordance with the terms of the Agreement. Under the Agreement, the Issuer also agreed that in consideration of the restructuring of the consideration due to the Former Members under the Merger Agreement, it shall issue an aggregate of 2,500,000 shares of its Common Stock to the Former Members. Such additional shares shall be issued to the Former Members pro rata based on their respective percentage ownership of Peachstate prior to the Merger and shall be deemed earned and issued on February 28, 2019. As additional consideration under the Agreement, the Former Members also agreed: (i) to relinquish all demand registration rights; (ii) that the arrangements set forth in the Agreement fully resolved any claims that they may have arising out of the Merger Agreement and the transactions contemplated thereby; and (iii) to a general release of claims as against the Issuer.

The information set forth in this Item 3 is qualified in its entirety by the Settlement and Restructuring Agreement, filed as Exhibit 1 to this Schedule 13D/A, and such agreement is incorporated herein by reference.

Item 4. Purpose of Transaction.

The response to Item 4 of the Original 13D is incorporated herein by reference and is hereby supplemented by (i) incorporating herein by reference the information set forth in response to Item 3 of this Schedule 13D/A and (ii) adding the following:

The Reporting Person currently intends to hold these securities for investment purposes. Except as described herein or otherwise reported by the Issuer in its disclosure reports filed pursuant to the Securities and Exchange Act of 1934, as amended, the Reporting Person does not currently have plans or proposals which relate to, or would result in: (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change her intention with respect to any or all of such matters.

CUSIP No. 00774U 107	SCHEDULE 13D/A	Page 5 of 6

Item 5. Interest in Securities of the Issuer.

(a)      Reference is made to items 7, 9, 11 and 13 of page 2 of this Schedule 13D/A, which items are incorporated herein by reference. As of July 19, 2018, the Reporting Person may be deemed to be the beneficial owner of 482,419 shares of the Issuer’s Common Stock, representing 6.6% of the outstanding shares of the Issuer’s Common Stock. In accordance with Rule 13d-3, such shares exclude any and all shares which may be issued to the Reporting Person pursuant to the Settlement and Restructuring Agreement, as described in Item 3 of this Schedule 13D/A. The Reporting Person’s spouse is a non-executive employee of the Issuer. The shares of the Issuer’s Common Stock deemed to be beneficially owned by the Reporting Person also exclude (i) 102,857 shares underlying unvested restricted stock units granted to her spouse in June 2017, (ii) 20,362 shares underlying unvested restricted stock units granted to her spouse as of March 31, 2018, and (iii) 50,986 shares underlying unvested restricted stock units granted to her spouse in June 2018. The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by the Reporting Person was calculated based on 7,343,723 outstanding shares of Common Stock of the Issuer.

(b)(i)-(iv)      The Reporting Person may be deemed to have sole voting and dispositive power over all of the shares of Common Stock beneficially owned by her, as described above.

(c)      In addition to the transactions described in Item 3 of this Schedule 13D/A, on June 30, 2018, the Issuer granted 50,986 restricted stock units to the Reporting Person’s spouse. The restricted stock units were granted under the Issuer’s 2011 Omnibus Equity Incentive Plan, as amended and will vest on the one-year anniversary of the grant date. As such restricted stock units do not vest until June 30, 2019, the shares of Common Stock issuable upon the settlement of such award have not been included in the beneficial ownership of the Reporting Person as reported on this Schedule 13D/A.

(d)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

None in addition to the transactions described in the Original 13D and in Item 3 of this Schedule 13D/A.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

1.	Form of Settlement and Restructuring Agreement (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 24, 2018 and incorporated by reference herein.)

CUSIP No. 00774U 107	SCHEDULE 13D/A	Page 6 of 6

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: July 27, 2018	By:	/s/ Gulzar Roy
Name: Gulzar Roy